SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April 2012

Commission File Number 1-03006

Philippine Long Distance Telephone Company
(Exact Name of Registrant as Specified in Its Charter)

Ramon Cojuangco Building
Makati Avenue
Makati City
Philippines
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F Ö Form 40-F

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes No Ö

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-        )

NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some information in this report may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. We have based these forward-looking statements on our current beliefs, expectations and intentions as to facts, actions and events that will or may occur in the future. Such statements generally are identified by forward-looking words such as “believe,” “plan,” “anticipate,” “continue,” “estimate,” “expect,” “may,” “will” or other similar words.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We have chosen these assumptions or bases in good faith. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Item 3. Key Information – Risk Factors” in our annual report on Form 20-F for the fiscal year ended December 31, 2011. You should also keep in mind that any forward-looking statement made by us in this report or elsewhere speaks only as at the date on which we made it. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We have no duty to, and do not intend to, update or revise the statements in this report after the date hereof. In light of these risks and uncertainties, you should keep in mind that actual results may differ materially from any forward-looking statement made in this report or elsewhere.

EXHIBITS

Exhibit Number	Page

1	Copies of the disclosure letters that we filed today with the Securities and Exchange Commission and the Philippine Stock Exchange regarding the press release issued by Moody’s Investors Service (Moody’s) entitled “Moody’s downgrades PLDT’s local currency rating to Baa3”.	9

Exhibit 1

April 13, 2012

The Philippine Stock Exchange
4th Floor PSE Centre
Exchange Road, Ortigas Center
Pasig City

Attention:	Ms. Janet A. Encarnacion Head, Disclosure Department

Ladies and Gentlemen:

We submit herewith a copy of SEC Form 17-C with a press release issued by Moody’s Investors Service (Moody’s) entitled “Moody’s downgrades PLDT’s local currency rating to Baa3”.

Respectfully yours,

/s/ Ma. Lourdes C. Rausa-Chan
MA. LOURDES C. RAUSA-CHAN
Corporate Secretary

Exhibit 1

April 13, 2012

SECURITIES & EXCHANGE COMMISSION
Money Market Operations Department
SEC Building, EDSA
Mandaluyong City

Attention	:	Director Justina F. Callangan
Corporations Finance Department
Gentlemen:
Re :		Philippine Long Distance Telephone Company SEC Registration No. PW-55

We submit herewith three (3) copies of SEC Form 17-C with a press release issued by Moody’s Investors Service (Moody’s) entitled “Moody’s downgrades PLDT’s local currency rating to Baa3”.

Respectfully yours,

/s/ Ma. Lourdes C. Rausa-Chan
MA. LOURDES C. RAUSA-CHAN
Corporate Secretary

Exhibit 1

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.1

1.	April 13, 2012

(Date of earliest event reported)

2.	SEC Identification Number PW-55

3.	BIR Tax Identification No. 000-488-793

4.	PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of registrant as specified in its charter

5.PHILIPPINES 6. (SEC Use Only)
Province, country or other jurisdiction	Industry Classification Code

of Incorporation

7. 9th Floor MGO Building

Legaspi corner dela Rosa Streets, Makati City Address of principal office	1200	Postal Code

8. (632) 816-8553

Registrant’s telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC

Title of Each Class	Number of Shares of Common Stock Licensed and Amount of Debt Outstanding

Exhibit 1

11. Item 9 – Other Events

Attached hereto is a press release issued by Moody’s Investors Service (Moody’s) entitled “Moody’s downgrades PLDT’s local currency rating to Baa3”.

SIGNATURE

Pursuant to the requirements of the Securities Regulation Code, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY /s/ Ma. Lourdes C. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN Corporate Secretary

Date: April 13, 2012

Exhibit 1

MOODY’S
INVESTORS SERVICE

Rating Action: Moody’s downgrades PLDT’s local currency rating to Baa3

Global Credit Research — 12 Apr 2012

Hong Kong, April 12, 2012 — Moody’s Investors Service has downgraded the local currency rating of Philippine Long Distance Telephone Company (PLDT) to Baa3 from Baa2.

At the same time we have affirmed the foreign currency bond rating of Baa3.

The outlook on all ratings is stable.

RATINGS RATIONALE

The rating action reflects Moody’s view that as PLDT is predominantly a domestic entity, with substantially all of its revenues derived and assets based in the Philippines (Ba2, stable), its fundamental creditworthiness needs to more closely reflect shared risks that potentially exist between it and the sovereign.

PLDT’s credit quality remains well balanced despite a sizeable recent acquisition and an accelerated capex programme. However, the transmission of credit risk from a sovereign to issuers domiciled in that country has become increasingly evident, as was the case during the financial crisis of 2008 and, more recently, during the European sovereign crisis.

As a result, Moody’s has narrowed the rating gap between the sovereign and PLDT to two-notches to better reflect this long-term transmission of credit risk. This rating differential is consistent with broad principles stated in Moody’s recently published Rating Implementation Guidance document “How Sovereign Credit Quality May Affect Other Ratings” and which is available on moodys.com.

“In order to be rated significantly above the sovereign, an issuer needs not only to be fundamentally stronger than the sovereign from a credit perspective, but also demonstrate a degree of insulation from the domestic macroeconomic and financial disruption, which generally accompanies a sovereign default,” says Laura Acres, a Moody’s Vice President and Senior Credit Officer.

“We continue to take into account PLDT’s strong fundamental credit quality, evidenced by its manageable leverage and excellent liquidity, by rating it two notches above the sovereign’s rating of Ba2. Nonetheless, we believe that the extent to which the company depends on the wider macroeconomic performance of the Philippines no longer justifies a three-notch differential between the two,” adds Acres, also Moody’s Lead Analyst for PLDT.

Moody’s stresses that the rating action is not an indication of any deterioration in PLDT’s credit fundamentals or and change in sovereign risk. However, any downward rating action at the sovereign level would, in all likelihood, result in negative rating actions for PLDT, as Moody’s would seek to maintain the current notching gap in the absence of any further credit deterioration.

Exhibit 1

For PLDT’s ratings to be upgraded, the sovereign rating would need to be upgraded. Alternatively, PLDT would need to generate a substantially greater revenue share from outside of the Philippines, which seems unlikely over the near to medium term.

The principal methodology used in rating PLDT was Moody’s Rating Methodology for the Global Telecommunications Industry, published in December 2010. Please see the Credit Policy page on www.moodys.co2 for a copy of this methodology.

Other Factors used in this rating are described in the Rating Implementation Guidance document: How Sovereign Credit Quality May Affect Other Ratings, published in February 2012.

PLDT, headquartered in Manila and listed on the Philippine Stock Exchange with American Depository Receipts traded on the New York Stock Exchange, is an integrated provider of fixed-line, broadband, cellular, Information and Communications Technology and Business Process Outsourcing services.

In October 2011, PLDT acquired Digital Telecommunications Philippines Inc. (Digitel) from JG Summit Holdings Inc. Digitel is the 100% owner of Digitel Mobile Philippines Inc., which owns the brand Sun Cellular, the Philippines’ third-largest telecommunications operator after PLDT and Globe Telecom. Following this acquisition, PLDT held an approximate 68% subscriber market share for cellular telephony, 65% for fixed-line services, and about 65% for broadband.

REGULATORY DISCLOSURES

The Global Scale Credit Ratings on this press release that are issued by one of Moody’s affiliates outside the EU are endorsed by Moody’s Investors Service Ltd., One Canada Square, Canary Wharf, London E 14 5FA, UK, in accordance with Art.4 paragraph 3 of the Regulation (EC) No 1060/2009 on Credit Rating Agencies. Further information on the EU endorsement status and on the Moody’s office that has issued a particular Credit Rating is available on www.moodys.com.

For ratings issued on a program, series or category/class of debt, this announcement provides relevant regulatory disclosures in relation to each rating of a subsequently issued bond or note of the same series or category/class of debt or pursuant to a program for which the ratings are derived exclusively from existing ratings in accordance with Moody’s rating practices. For ratings issued on a support provider, this announcement provides relevant regulatory disclosures in relation to the rating action on the support provider and in relation to each particular rating action for securities that derive their credit ratings from the support provider’s credit rating. For provisional ratings, this announcement provides relevant regulatory disclosures in relation to the provisional rating assigned, and in relation to a definitive rating that may be assigned subsequent to the final issuance of the debt, in each case where the transaction structure and terms have not changed prior to the assignment of the definitive rating in a manner that would have affected the rating. For further information please see the ratings tab on the issuer/entity page for the respective issuer on www.moodys.com.

The rating has been disclosed to the rated entity or its designated agent(s) and issued with no amendment resulting from that disclosure.

Information sources used to prepare the rating are the following: parties involved in the ratings, public information, and confidential and proprietary Moody’s Investors Service information.

Moody’s considers the quality of information available on the rated entity, obligation or credit satisfactory for the purposes of issuing a rating.

Exhibit 1

Moody’s adopts all necessary measures so that the information it uses in assigning a rating is of sufficient quality and from sources Moody’s considers to be reliable including, when appropriate, independent third-party sources. However, Moody’s is not an auditor and cannot in every instance independently verify or validate information received in the rating process.

Please see the ratings disclosure page on www.moodys.com for general disclosure on potential conflicts of interests.

Please see the ratings disclosure page on www.moodys.com for information on (A) MCO’s major shareholders (above 5%) and for (B) further information regarding certain affiliations that may exist between directors of MCO and rated entities as well as (C) the names of entities that hold ratings from MIS that have also publicly reported to the SEC an ownership interest in MCO of more than 5%. A member of the board of directors of this rated entity may also be a member of the board of directors of a shareholder of Moody’s Corporation; however, Moody’s has no` independently verified this matter.

Please see Moody’s Rating Symbols and Definitions on the Rating Process page on www.moodys.com for further information on the meaning of each rating category and the definition of default and recovery.

Please see ratings tab on the issuer/entity page on www.moodys.com for the last rating action and the rating history.

The date on which some ratings were first released goes back to a time before Moody’s ratings were fully digitized and accurate data may not be available. Consequently, Moody’s provides a date that it believes is the most reliable and accurate based on the information that is available to it. Please see the ratings disclosure page on our website www.moodys.com for further information.

Please see www.moodys.com for any updates on changes to the lead rating analyst and to the Moody’s legal entity that has issued the rating.

Laura Acres
VP — Senior Credit Officer
Corporate Finance Group
Moody’s Investors Service Hong Kong Ltd.
24/F One Pacific Place
88 Queensway
Hong Kong
China (Hong Kong S.A.R.)
JOURNALISTS: (852) 3758 -1350
SUBSCRIBERS: (852) 3551-3077

Gary Lau
MD — Corporate Finance
Corporate Finance Group
JOURNALISTS: (852) 3758 -1350
SUBSCRIBERS: (852) 3551-3077

Exhibit 1

Releasing Office:
Moody’s Investors Service Hong Kong Ltd.
24/F One Pacific Place
88 Queensway
Hong Kong
China (Hong Kong S.A.R.)
JOURNALISTS: (852) 3758 -1350
SUBSCRIBERS: (852) 3551-3077

© 2012 Moody’s Investors Service, Inc. and/or its licensors and affiliates (collectively, “MOODY’S”). All rights reserved.

CREDIT RATINGS ISSUED BY MOODY’S INVESTORS SERVICE, INC. (“MIS”) AND ITS AFFILIATES ARE MOODY’S CURRENT OPINIONS OF THE RELATIVE FUTURE CREDIT RISK OF ENTITIES, CREDIT COMMITMENTS, OR DEBT OR DEBT-LIKE SECURITIES, AND CREDIT RATINGS AND RESEARCH PUBLICATIONS PUBLISHED BY MOODY’S (“MOODY’s PUBLICATIONS”) MAY INCLUDE MOODY’S CURRENT OPINIONS OF THE RELATIVE FUTURE CREDIT RISK OF ENTITIES, CREDIT COMMITMENTS, OR DEBT OR DEBT-LIKE SECURITIES. MOODY’S DEFINES CREDIT RISK AS THE RISK THAT AN ENTITY MAY NOT MEET ITS CONTRACTUAL, FINANCIAL OBLIGATIONS AS THEY COME DUE AND ANY ESTIMATED FINANCIAL LOSS IN THE EVENT OF DEFAULT. CREDIT RATINGS DO NOT ADDRESS ANY OTHER RISK, INCLUDING BUT NOT LIMITED TO: LIQUIDITY RISK2 MARKET VALUE RISK, OR PRICE VOLATILITY. CREDIT RATINGS AND MOODY’s OPINIONS INCLUDED IN MOODY’S PUBLICATIONS ARE NOT STATEMENTS OF CURRENT OR HISTORICAL FACT. CREDIT RATINGS AND MOODY’S PUBLICATIONS DO NOT CONSTITUTE OR PROVIDE INVESTMENT OR FINANCIAL ADVICE, AND CREDIT RATINGS AND MOODY’S PUBLICATIONS ARE NOT AND DO NOT PROVIDE RECOMMENDATIONS TO PURCHASE, SELL, OR HOLD PARTICULAR SECURITIES. NEITHER CREDIT RATINGS NOR MOODY’S PUBLICATIONS COMMENT ON THE SUITABILITY OF AN INVESTMENT FOR ANY PARTICULAR INVESTOR. MOODY’S ISSUES ITS CREDIT RATINGS AND PUBLISHED MOODY’S PUBLICATIONS WITH THE EXPECTATION AND UNDERSTANDING THAT EACH INVESTOR WILL MAKE ITS OWN STUDY AND EVALUATION OF EACH SECURITY THAT IS UNDER CONSIDERATION FOR PURCHASE, HOLDING, OR SALE.

ALL INFORMATION CONTAINED HEREIN IS PROTECTED BY LAW, INCLUDING BUT NO0 LIMITED TO, COPYRIGHT LAW, AND NONE OF SUCH INFORMATION MAY BE COPIED OT OTHERWISE REPRODUCED, REPACKAGED, FURTHER TRANSMITTED, TRANSFERRED, DISSEMINATED, REDISTRIBUTED OR RESOLD, OR STORED FOR SUBSEQUENT USE FOR ANY SUCH PURPOSE, IN WHOLE OR IN PART, IN ANY FORM OR MANNER OR BY ANY MEANS WHATSOEVER, BY ANY PERSON WITHOUT MOODY’S PRIOR WRITTEN CONSENT. All information contained herein is obtained by MOODY’S from sources believed by it to be accurate and reliable. Because of the possibility of human or mechanical error as well as other factors, however, all information contained herein is provided “AS IS” without warranty of any kind. MOODY’S adopts all necessary measures so that the information it uses in assigning a credit rating is of sufficient quality and from sources Moody’s considers to be reliable, including, when appropriate, independent third-party sources. However, MOODY’S is not an auditor and cannot in every instance independently verify or validate information received in the rating process. Under no circumstances shall MOODY’S have any liability to any person or entity for (a) any loss or damage in whole or in part caused by, resulting from, or relating to, any error (negligent or otherwise) or other circumstance or contingency within or outside the control of

Exhibit 1

MOODY’S or any of its directors, officers, employees or agents in connection with the procurement, collection, compilation, analysis, interpretation, communication, publication or delivery of any such information, or (b) any direct, indirect, special, consequential, compensatory or incidental damages whatsoever (including without limitation, lost profits), even if MOODY’S is advised in advance of the possibility of such damages, resulting from the use of or inability to use, any such information. The ratings, financial reporting analysis, projections, and other observations, if any, constituting part of the information contained herein are, and must be construed solely as, statements of opinion and not statements of fact or recommendations to purchase, sell or hold any securities. Each user of the information contained herein must make its own study and evaluation of each security it may consider purchasing, holding or selling. NO WARRANTY, EXPRESS OP IMPLIED, AS TO THE ACCURACY, TIMELINESS, COMPLETENESS, MERCHANTABILITY OR FITNESS FOR ANY PARTICULAR PURPOSE OF ANY SUCH RATING OR OTHER OPINION OP INFORMATION IS GIVEN OR MADE BY MOODY’S IN ANY FORM OR MANNER WHATSOEVER.

MIS, a wholly-owned credit rating agency subsidiary of Moody’s Corporation (“MCO”), hereby discloses that most issuers of debt securities (including corporate and municipal bonds, debentures, notes and commercial paper) and preferred stock rated by MIS have, prior to assignment of any rating, agreed to pay to MIS for appraisal and rating services rendered by it fees ranging from $1,500 to approximately $2,500,000. MCO and MIS also maintain policies and procedures to address the independence of MIS’s ratings and rating processes. Information regarding certain affiliations that may exist between directors of MCO and rated entities, and between entities who hold ratings from MIS and have also publicly reported to the SEC as ownership interest in MCO of more than 5%, is posted annually at www.moodys.com under the heading “Shareholder Relations — Corporate Governance — Director and Shareholder Affiliation Policy.”

Any publication into Australia of this document is by MOODY’S affiliate, Moody’s Investors Service Pty Limited ABN 61 003 399 657, which holds Australian Financial Services License no. 336969M This document is intended to be provided only to “wholesale clients” within the meaning of section 761G of the Corporations Act 2001. By continuing to access this document from within Australian you represent to MOODY’S that you are, or are accessing the document as a representative of, a “wholesale client” and that neither you nor the entity you represent will directly or indirectly disseminate this document or its contents to “retail clients” within the meaning of section 761G of the Corporations Act 2001.

Notwithstanding the foregoing, credit ratings assigned on and after October 1, 2010 by Moody’s Japan K.K. (“MJKK”) are MJKK’s current opinions of the relative future credit risk of entities, credit commitments, or debt or debt-like securities. In such a case, “MIS” in the foregoing statements shall be deemed to be replaced with “MJKK”. MJKK is a wholly-owned credit rating agency subsidiary of Moody’s Group Japan G.K., which is wholly owned by Moody’s Overseas Holdings Inc., a wholly-owned subsidiary of MCO.

This credit rating is an opinion as to the creditworthiness of a debt obligation of the issuer, not on the equity securities of the issuer or any form of security that is available to retail investors. It would be dangerous for retail investors to make any investment decision based on this credit rating. If in doubt you should contact your financial or other professional adviser.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY
By : /s/ Ma. Lourdes C. Rausa-Chan

Name : MA. LOURDES C. RAUSA-CHAN Title : Senior Vice President, Corporate Affairs and Legal Services Head and Corporate Secretary

Date: April 13, 2012